mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

October 6, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed September 15, 2022
File No. 333-265178

Ladies and Gentlemen:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 20, 2022, relating to the above referenced Amendment No. 5 to Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on September 15, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 6 to the Registration Statement on Form F-1 (“Amendment No. 6”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

For ease of review, we have set forth below the numbered comment of your letter and the Company’s response thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form F-1 filed September 15, 2022

General

1.	We note your response to our comment letter dated September 15, 2022. Please amend your Form F-1 to provide disclosure regarding the manner of determination of the offering price and describe the factors considered in determining the offering price. See Item 9.A of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 6 to provide information regarding the manner of determination of the offering price and to describe the factors considered in determining the offering price.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
October 6, 2022

Please contact me at (312) 984-6887 or Brian Tratner at (212) 547-5334 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer